Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 1-II dated November 4, 2020	Registration Statement No. 333-236659 Dated May 23, 2022 Rule 424(b)(2)

$2,000,000

Fixed to Floating Rate Notes Linked to the Consumer Price Index due May 25, 2029

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The notes are designed for investors who seek (a) periodic interest payments that (i) for the Initial Interest Periods, are fixed at 6.00% per annum and (ii) for each Interest Period (other than the Initial Interest Periods) are linked to the year-over-year change in the Consumer Price Index as determined on the applicable Determination Date, provided that this rate will not be less than the Minimum Interest Rate of 0.00% per annum, and (b) the return of their principal amount at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the outstanding principal amount of your notes plus any accrued and unpaid interest.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Interest Rate and the applicable Day Count Fraction, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Initial Interest Period(s):	The Interest Periods beginning on and including the Original Issue Date and ending on but excluding May 25, 2023
Initial Interest Rate:	6.00% per annum
Interest Periods:	The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 25th calendar day of each month, beginning on June 25th, 2022 to and including the Maturity Date (each, an “Interest Payment Date”), subject to the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	With respect to each Initial Interest Period, a rate per annum equal to the Initial Interest Rate, and, notwithstanding anything to the contrary in the accompanying product supplement, with respect to each Interest Period thereafter, a rate per annum equal to the CPI Rate, as determined on the applicable Determination Date, provided that this rate will not be less than the Minimum Interest Rate
Minimum Interest Rate:	0.00% per annum
CPI Rate:

For any Determination Date, the CPI Rate will be calculated as follows:

CPIt-2 - CPIt-14

CPIt-14

where: “CPIt-2” means, with respect to that Determination Date, the published level of the Consumer Price Index for the calendar month that is two (2) calendar months immediately preceding the calendar month in which that Determination Date falls, which we refer to as the “reference month”; and

“CPIt-14” means, with respect to that Determination Date, the published level of the Consumer Price Index for the calendar month that is fourteen (14) calendar months immediately preceding the calendar month in which that Determination Date falls.

CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on the Bloomberg Professional® service (“Bloomberg”) page “CPURNSA” (or any successor source) or any successor index, as determined by the calculation agent in accordance with the procedures set forth under “The Underlyings — Base Rates — CPI Rate” in the accompanying product supplement.
Determination Date:	For each Interest Period after the Initial Interest Periods, the second business day immediately preceding the beginning of that Interest Period. For example, July 21, 2022 (which is two business days immediately prior to July 25, 2022) is the Determination Date of the CPI Rate with respect to interest due and payable on August 25, 2022. On the July 2022 Determination Date, interest will be based on year-over-year change in CPI between May 2021 and May 2022.
Pricing Date:	May 23, 2022
Original Issue Date:	May 25, 2022, subject to the Business Day Convention (Settlement Date)
Maturity Date:	May 25, 2029, subject to the Business Day Convention
Other Key Terms:	See “Additional Key Terms” in this pricing supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$2.50	$997.50
Total	$2,000,000	$5,000	$1,995,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $2.50 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021464/crt_dp139380.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Business Day:	Any day other than a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Convention:	30/360
CUSIP:	48128G6Z8

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY — Regardless of the year-over-year change in the CPI, we will pay you at least the principal amount of your notes if you hold the notes to maturity. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date. With respect to the Initial Interest Periods, your notes will pay an annual interest rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay an interest rate per annum equal to the CPI Rate as determined on the applicable Determination Date, provided that this rate will not be less than the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL INFLATION PROTECTION — For each Interest Period after the Initial Interest Periods, the Interest Rate on the notes will be a rate per annum equal to the CPI Rate as determined on the applicable Determination Date, provided that this rate will not be less than the Minimum Interest Rate. In no event will the Interest Rate for any Interest Period be less than the Minimum Interest Rate.
•	TAX TREATMENT — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in this pricing supplement and the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.
•	INSOLVENCY AND RESOLUTION CONSIDERATIONS — The notes constitute “loss-absorbing capacity” within the meaning of the final rules (the “TLAC rules”) issued by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) on December 15, 2016 regarding, among other things, the minimum levels of unsecured external long-term debt and other loss-absorbing capacity that certain U.S. bank holding companies, including JPMorgan Chase & Co., are required to maintain. Such debt must satisfy certain eligibility criteria under the TLAC rules. If JPMorgan Chase & Co. were to enter into resolution, either in a proceeding under Chapter 11 of the U.S. Bankruptcy Code or in a receivership administered by the Federal Deposit Insurance Corporation (the “FDIC”) under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), holders of the notes and other debt and equity securities of JPMorgan Chase & Co. will absorb the losses of JPMorgan Chase & Co. and its affiliates.

Under Title I of the Dodd-Frank Act and applicable rules of the Federal Reserve and the FDIC, JPMorgan Chase & Co. is required to submit periodically to the Federal Reserve and the FDIC a detailed plan (the “resolution plan”) for the rapid and orderly resolution of JPMorgan Chase & Co. and its material subsidiaries under the U.S. Bankruptcy Code and other applicable insolvency laws in the event of material financial distress or failure. JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan contemplates that only JPMorgan Chase & Co. would enter bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code pursuant to a “single point of entry” recapitalization strategy. JPMorgan Chase & Co.’s subsidiaries would be recapitalized as needed so that they could continue normal operations or subsequently be wound down in an orderly manner. As a result, JPMorgan Chase & Co.’s losses and any losses incurred by its subsidiaries would be imposed first on holders of JPMorgan Chase & Co.’s equity securities and thereafter on unsecured creditors, including holders of the notes and other securities of JPMorgan Chase & Co. Claims of holders of the notes and those other debt securities would have a junior position to the claims of creditors of JPMorgan Chase & Co.’s subsidiaries and to the claims of priority (as determined by

JPMorgan Structured Investments —	PS- 1
Floating Rate Notes Linked to the Consumer Price Index

statute) and secured creditors of JPMorgan Chase & Co. Accordingly, in a resolution of JPMorgan Chase & Co. under Chapter 11 of the U.S. Bankruptcy Code, holders of the notes and other debt securities of JPMorgan Chase & Co. would realize value only to the extent available to JPMorgan Chase & Co. as a shareholder of JPMorgan Chase Bank, N.A. and its other subsidiaries and only after any claims of priority and secured creditors of JPMorgan Chase & Co. have been fully repaid. If JPMorgan Chase & Co. were to enter into a resolution, none of JPMorgan Chase & Co., the Federal Reserve or the FDIC is obligated to follow JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan.

The FDIC has similarly indicated that a single point of entry recapitalization model could be a desirable strategy to resolve a systemically important financial institution, such as JPMorgan Chase & Co., under Title II of the Dodd-Frank Act (“Title II”). Pursuant to that strategy, the FDIC would use its power to create a “bridge entity” for JPMorgan Chase & Co.; transfer the systemically important and viable parts of JPMorgan Chase & Co.’s business, principally the stock of JPMorgan Chase & Co.’s main operating subsidiaries and any intercompany claims against such subsidiaries, to the bridge entity; recapitalize those subsidiaries using assets of JPMorgan Chase & Co. that have been transferred to the bridge entity; and exchange external debt claims against JPMorgan Chase & Co. for equity in the bridge entity. Under this Title II resolution strategy, the value of the stock of the bridge entity that would be redistributed to holders of the notes and other debt securities of JPMorgan Chase & Co. may not be sufficient to repay all or part of the principal amount and interest on the notes and those other securities. To date, the FDIC has not formally adopted a single point of entry resolution strategy, and it is not obligated to follow such a strategy in a Title II resolution of JPMorgan Chase & Co.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, OTHER THAN DURING THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE — With respect to the Initial Interest Periods, your notes will pay a rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to the CPI Rate as determined on the applicable Determination Date (which is based on the year-over-year change in the level of the CPI), provided that this rate will not be less than the Minimum Interest Rate. If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, you will not receive an interest payment for the applicable Interest Period (other than the Initial Interest Periods). If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, you will also not receive an interest payment for the applicable Interest Period (other than the Initial Interest Periods). If the Interest Rate for an Interest Period after the Initial Interest Periods is equal to the Minimum Interest Rate, which will occur if the CPI Rate on the applicable Determination Date is less than or equal to 0.00% per annum, no interest will be payable with respect to that Interest Period. Accordingly, if the CPI Rate on the Determination Dates for some or all of the Interest Periods after the Initial Interest Periods is less than or equal to 0.00% per annum, you may not receive any interest payments for an extended period over the term of the notes.
•	AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS BASED ON THE CPI RATE — The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of the CPI Rate, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of the CPI Rate, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions and public expectations with respect to such factors. These and other factors may have a negative impact on the CPI Rate and on the value of the notes in the secondary market. The effect that any single factor may have on the CPI Rate may be partially offset by other factors. We cannot predict the factors that may cause the CPI Rate, and consequently the Interest Rate for an Interest Period (other than an Initial Interest Period), to increase or decrease. A decrease in the CPI Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period (after the Initial Interest Periods).
•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — After the Initial Interest Periods, the rate of interest on your notes will be variable and determined based on the CPI Rate, provided that this rate will not be less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes

JPMorgan Structured Investments —	PS- 2
Floating Rate Notes Linked to the Consumer Price Index

could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the CPI on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including, but not limited to:
•	any actual or potential change in our creditworthiness or credit spreads;
•	the actual and expected volatility of the CPI;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	fluctuations in the prices of various consumer goods and energy resources;
•	inflation and expectations concerning inflation; and
•	a variety of economic, financial, political, regulatory or judicial events.

Risks Relating to the CPI Rate

•	THE CPI AND THE WAY THE BUREAU OF LABOR STATISTICS OF THE U.S. LABOR DEPARTMENT (THE “BLS”) CALCULATES THE CPI MAY CHANGE IN THE FUTURE — There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payable with respect to the notes after the Initial Interest Periods. Accordingly, the amount of interest payable on the notes after the Initial Interest Periods, and therefore the value of the notes, may be significantly reduced. If the CPI is discontinued or substantially altered, a successor index may be employed to calculate the interest payable on the notes after the Initial Interest Periods and that substitution may adversely affect the value of the notes.
•	THE INTEREST RATE ON THE NOTES AFTER THE INITIAL INTEREST PERIODS MAY NOT REFLECT ACTUAL LEVELS OF INFLATION AFFECTING HOLDERS OF THE NOTES — The CPI is just one measure of inflation and may not reflect the actual levels of inflation affecting holders of the notes. Further, the CPI Rate for any Interest Period after the Initial Interest Periods is based on the lagging percentage change in the level of the CPI over a specified period. Accordingly, an investment in the notes may not fully offset any inflation actually experienced by any holder of the notes.

JPMorgan Structured Investments —	PS- 3
Floating Rate Notes Linked to the Consumer Price Index

Hypothetical Interest Rates Based on Historical CPI Levels

Provided below are historical levels of the CPI from January 2011 to April 2022. Also provided below are the hypothetical Interest Rates for a hypothetical Interest Period that is not an Initial Interest Period) in the calendar months from January 2013 to July 2022 that would have resulted from the year-over-year change in the historical levels of the CPI presented below, subject to the Minimum Interest Rate. We obtained the historical information included below from Bloomberg, without independent verification.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical Interest Rates for a hypothetical Interest Period that is not an Initial Interest Period set forth below are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes after the Initial Interest Periods and assume that the change in the CPI will be measured on a year-over-year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI. Additionally, for ease of presentation, the hypothetical Interest Rates set forth below have only been calculated to the third decimal point and rounded to the nearest second decimal point, which is different from the rounding convention applicable to the notes. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rates that will be payable with regard to the Interest Periods after the Initial Interest Periods over the term of the notes.

Historical Levels of CPI													Hypothetical Interest Rates Payable
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
January	220.223	226.665	230.280	233.916	233.707	236.916	242.839	247.867	251.712	257.971	261.582	281.148	2.16%	0.96%	1.66%	0.17%	1.64%	2.04%	2.52%	1.76%	1.18%	6.22%
February	221.309	227.663	232.166	234.781	234.722	237.111	243.603	248.991	252.776	258.678	263.014	283.716	1.76%	1.24%	1.32%	0.50%	1.69%	2.20%	2.18%	2.05%	1.17%	6.81%
March	223.467	229.392	232.773	236.293	236.119	238.132	243.801	249.554	254.202	258.115	264.877	287.504	1.74%	1.50%	0.76%	0.73%	2.07%	2.11%	1.91%	2.29%	1.36%	7.04%
April	224.906	230.085	232.531	237.072	236.599	239.261	244.524	250.546	255.548	256.389	267.054	289.109	1.59%	1.58%	0.00%	1.37%	2.50%	2.07%	1.55%	2.49%	1.40%	7.48%
May	225.964	229.815	232.945	237.900	237.805	240.229	244.733	251.588	256.092	256.394	269.195		1.98%	1.13%	0.00%	1.02%	2.74%	2.21%	1.52%	2.33%	1.68%	7.87%
June	225.722	229.478	233.504	238.343	238.638	241.018	244.955	251.989	256.143	257.797	271.696		1.47%	1.51%	0.00%	0.85%	2.38%	2.36%	1.86%	1.54%	2.62%	8.54%
July	225.922	229.104	233.596	238.250	238.654	240.628	244.786	252.006	256.571	259.101	273.003		1.06%	1.95%	0.00%	1.13%	2.20%	2.46%	2.00%	0.33%	4.16%	8.26%
August	226.545	230.379	233.877	237.852	238.316	240.849	245.519	252.146	256.558	259.918	273.567		1.36%	2.13%	0.00%	1.02%	1.87%	2.80%	1.79%	0.12%	4.99%
September	226.889	231.407	234.149	238.031	237.945	241.428	246.819	252.439	256.759	260.280	274.310		1.75%	2.07%	0.12%	1.00%	1.63%	2.87%	1.65%	0.65%	5.39%
October	226.421	231.317	233.546	237.433	237.838	241.729	246.663	252.885	257.346	260.388	276.589		1.96%	1.99%	0.17%	0.83%	1.73%	2.95%	1.81%	0.99%	5.37%
November	226.230	230.221	233.069	236.151	237.336	241.353	246.669	252.038	257.208	260.229	277.948		1.52%	1.70%	0.20%	1.06%	1.94%	2.70%	1.75%	1.31%	5.25%
December	225.672	229.601	233.049	234.812	236.525	241.432	246.524	251.233	256.974	260.474	278.802		1.18%	1.66%	0.00%	1.46%	2.23%	2.28%	1.71%	1.37%	5.39%

Hypothetical Example of Calculation of the CPI Rate

The following example illustrates how the CPI Rate is calculated for a particular Interest Period after the Initial Interest Periods. The hypothetical CPI Rate in the following example is for illustrative purposes only and may not correspond to the actual CPI Rate for any Interest Period after the Initial Interest Periods applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

On the Determination Date occurring in June 2022, the relevant CPI Rate is calculated based on the percent change in the CPI for the one-year period from April 2021 (267.054) to April 2022 (289.109) as follows:

JPMorgan Structured Investments —	PS- 4
Floating Rate Notes Linked to the Consumer Price Index

Hypothetical Interest Rate for an Interest Period (Other Than an Initial Interest Period)

The following table illustrates the Interest Rate determination for an Interest Period (other than an Initial Interest Period) for a hypothetical range of performance of the CPI Rate and reflects the Minimum Interest Rate set forth on the cover of this pricing supplement. The hypothetical CPI Rate and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual CPI Rate or interest payment applicable to a purchaser of the notes.

Hypothetical CPI Rate	Hypothetical Interest Rate for Years 2 to 7*
9.00%	9.00%
8.00%	8.00%
7.00%	7.00%
6.00%	6.00%
5.00%	5.00%
4.00%	4.00%
3.00%	3.00%
2.00%	2.00%
1.00%	1.00%
0.00%	0.00%
-0.10%	0.00%
-0.50%	0.00%
-1.00%	0.00%
-2.00%	0.00%

*The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum with respect to years 2 to 7.

Hypothetical Examples of Interest Rate Calculation for an Interest Period (Other Than an Initial Interest Period)

The following examples illustrate how the hypothetical Interest Rate is calculated for a particular Interest Period occurring after the Initial Interest Periods and assume that that the Day Count Fraction for the applicable Interest Period is equal to 30/360. The actual Day Count Fraction for an Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: After the Initial Interest Periods, with respect to a particular Interest Period, the CPI Rate is 2.00% on the applicable Determination Date. The Interest Rate applicable to this Interest Period is 2.00% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 2.00% × (30/360) = $1.67

Example 2: After the Initial Interest Periods, with respect to a particular Interest Period, the CPI Rate is -2.00% on the applicable Determination Date. Because the CPI Rate of -2.00% is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate for this Interest Period is 0.00% per annum and no interest is payable with respect to this Interest Period.

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 5
Floating Rate Notes Linked to the Consumer Price Index

What Is the Consumer Price Index?

The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg screen CPURNSA or any successor source, as determined by the calculation agent in accordance with the procedures set forth under “The Underlyings — Base Rates — CPI Rate” in the accompanying product supplement. The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food and beverages, housing, apparel, transportation, medical care, recreation, and education and communication, and other goods and services. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Historical Information

The following graph sets forth the monthly historical performance of the year-over-year change in the CPI from January 2017 through April 2022. We obtained the rates used to construct the graph below from Bloomberg, without independent verification.

The year-over-year change in the CPI for the month of April 2022 (as compared to April 2021) was 8.26% based on Bloomberg page “CPI YOY.” The actual CPI Rate for any Determination Date will be determined in the manner described in “Key Terms — CPI Rate” in this pricing supplement and not by reference to the Bloomberg page “CPI YOY.”

The historical year-over-year change in CPI should not be taken as an indication of future results, and no assurance can be given as to the CPI Rate on any Determination Date. There can be no assurance that the performance of the CPI Rate will result in an Interest Rate for any Interest Period (after the Initial Interest Periods) that is greater than the Minimum Interest Rate.

JPMorgan Structured Investments —	PS- 6
Floating Rate Notes Linked to the Consumer Price Index

Supplemental Use of Proceeds

Notwithstanding anything to the contrary in the accompanying product supplement, we will contribute the net proceeds that we receive from the sale of the notes offered by this pricing supplement to our “intermediate holding company” subsidiary, JPMorgan Chase Holdings LLC, which will use those net proceeds for general corporate purposes. General corporate purposes may include investments in our subsidiaries, payments of dividends to us, extensions of credit to us or our subsidiaries or the financing of possible acquisitions or business expansion. Interest on our debt securities (including interest on the notes offered by this pricing supplement) and dividends on our equity securities, as well as redemptions or repurchases of our outstanding securities, will be made using amounts we receive as dividends or extensions of credit from JPMorgan Chase Holdings LLC or as dividends from JPMorgan Chase Bank, N.A.

Material U.S. Federal Income Tax Consequences

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments” in the accompanying product supplement no. 1-II. Unlike a traditional debt instrument that provides for periodic payments of interest at a single fixed rate, with respect to which a cash-method investor generally recognizes income only upon receipt of stated interest, we intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes. Assuming this treatment is respected, as discussed in that subsection, you generally will be required to accrue original issue discount (“OID”) on your notes in each taxable year at the “comparable yield,” as determined by us, subject to certain adjustments to reflect the difference between the actual and projected amounts of any payments you receive during the year, with the result that your taxable income in any year may differ significantly from the aggregate amount of the Interest Payments you receive in that year. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange, and your adjusted basis in the note, which generally will equal the cost thereof, increased by the amount of OID you have accrued in respect of the note and decreased by the amount of any prior projected payments in respect of the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous net interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

The discussions in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders— Notes Treated as Contingent Payment Debt Instruments”) in the accompanying product supplement, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes. For information about the comparable yield and projected payment schedule, please refer to Annex A.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 26, 2020, which was filed as an exhibit to the Registration Statement on Form S-3 by us on February 26, 2020.

JPMorgan Structured Investments —	PS- 7
Floating Rate Notes Linked to the Consumer Price Index

Annex A — Comparable Yield and Projected Payment Schedule

We have determined that the “comparable yield” is an annual rate of 3.80%, compounded monthly. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount note consists of the following payments:

Interest Payment Dates	Projected Payment Amounts
June 25, 2022	$5.00
July 25, 2022	$5.00
August 25, 2022	$5.00
September 25, 2022	$5.00
October 25, 2022	$5.00
November 25, 2022	$5.00
December 25, 2022	$5.00
January 25, 2023	$5.00
February 25, 2023	$5.00
March 25, 2023	$5.00
April 25, 2023	$5.00
May 25, 2023	$5.00
June 25, 2023	$5.03
July 25, 2023	$4.98
August 25, 2023	$4.32
September 25, 2023	$3.73
October 25, 2023	$3.45
November 25, 2023	$3.26
December 25, 2023	$3.15
January 25, 2024	$3.16
February 25, 2024	$3.15
March 25, 2024	$3.15
April 25, 2024	$3.20
May 25, 2024	$3.14
June 25, 2024	$3.22
July 25, 2024	$3.09
August 25, 2024	$3.05
September 25, 2024	$3.11
October 25, 2024	$3.04
November 25, 2024	$3.03
December 25, 2024	$3.01
January 25, 2025	$2.92
February 25, 2025	$2.93
March 25, 2025	$2.78
April 25, 2025	$2.72
May 25, 2025	$2.72
June 25, 2025	$2.70
July 25, 2025	$2.68
August 25, 2025	$2.66
September 25, 2025	$2.64
October 25, 2025	$2.62
November 25, 2025	$2.60
December 25, 2025	$2.58
January 25, 2026	$2.56
February 25, 2026	$2.54
March 25, 2026	$2.52
April 25, 2026	$2.50
May 25, 2026	$2.48
June 25, 2026	$2.48
July 25, 2026	$2.48
August 25, 2026	$2.49
September 25, 2026	$2.49
October 25, 2026	$2.49
November 25, 2026	$2.49
December 25, 2026	$2.50

JPMorgan Structured Investments —	PS- 8
Floating Rate Notes Linked to the Consumer Price Index

Interest Payment Dates	Projected Payment Amounts
January 25, 2027	$2.50
February 25, 2027	$2.50
March 25, 2027	$2.51
April 25, 2027	$2.51
May 25, 2027	$2.51
June 25, 2027	$2.51
July 25, 2027	$2.51
August 25, 2027	$2.51
September 25, 2027	$2.51
October 25, 2027	$2.51
November 25, 2027	$2.51
December 25, 2027	$2.51
January 25, 2028	$2.51
February 25, 2028	$2.51
March 25, 2028	$2.51
April 25, 2028	$2.51
May 25, 2028	$2.51
June 25, 2028	$2.52
July 25, 2028	$2.52
August 25, 2028	$2.53
September 25, 2028	$2.54
October 25, 2028	$2.55
November 25, 2028	$2.56
December 25, 2028	$2.56
January 25, 2029	$2.57
February 25, 2029	$2.58
March 25, 2029	$2.59
April 25, 2029	$2.59
May 25, 2029	$2.60

The amounts you actually receive on any Interest Payment Date, at maturity or upon any earlier sale or exchange of your notes will affect your income for that year, as described above under “Material U.S. Federal Income Tax Consequences.”

In addition, assuming a monthly accrual period, the following table sets out the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (Per $1,000 Principal Amount Note)	Total Accrued OID from Original Issue Date (Per $1,000 Principal Amount Note) as of End of Calendar Period
May 25, 2022 through December 31, 2022…………………………………..	$22.04	$22.04
January 1, 2023 through December 31, 2023…………………………………..	$37.15	$59.19
January 1, 2024 through December 31, 2024…………………………………..	$36.89	$96.09
January 1, 2025 through December 31, 2025…………………………………..	$36.95	$133.04
January 1, 2026 through December 31, 2026…………………………………..	$37.18	$170.22
January 1, 2027 through December 31, 2027…………………………………..	$37.46	$207.68

JPMorgan Structured Investments —	PS- 9
Floating Rate Notes Linked to the Consumer Price Index

January 1, 2028 through December 31, 2028…………………………………..	$37.74	$245.41
January 1, 2029 through May 25, 2029…………………………………..	$15.81	$261.22

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount of any payment that we will pay on the notes. The amount you actually receive at maturity or earlier sale or exchange of your notes will affect your income for that year, as described above under “Material U.S. Federal Income Tax Consequences.”

JPMorgan Structured Investments —	PS- 10
Floating Rate Notes Linked to the Consumer Price Index